UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 58) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,002
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 162,002
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,615,280 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,615,280 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,615,280 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,649 Shares held by The Nicholas Trust, 1,649 Shares held by The Nina Trust, 162,002 Shares held by the Foundation and 4,408 Shares held in the Liability Accounts controlled by ESL.
(2)

Based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

This Amendment No. 58 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“ESL”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on August 1, 2022, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
RBS Partners, L.P.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
ESL Investments, Inc.	4,408	(1)	Less than 0.1	% (2)	4,408	(1)	0	4,408	(1)	0
The Lampert Foundation	162,002		0.3	% (2)	162,002		0	162,002		0
Edward S. Lampert	7,615,280	(1)(3)(4)	13.6	% (2)	7,615,280	(1)(3)(4)	0	7,615,280	(1)(3)(4)	0

(1)

This number includes 4,408 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(2)

This is based upon 55,983,586 Shares outstanding as of July 20, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, that was filed by the Issuer with the SEC on July 21, 2022.

(3)

This number includes 7,445,572 Shares held by Mr. Lampert, 1,649 Shares held by The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and 1,649 Shares held by The Nina Rose Lampert 2015 Trust (“The Nina Trust” and, together with The Nicholas Trust, the “Trusts”).

(4)

This number includes 162,002 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“As previously disclosed on the Form 4 filed by Mr. Lampert on December 13, 2021, on December 9, 2021, Mr. Lampert entered into a prepaid variable forward sale contract (“December Transaction #1”) with an unaffiliated bank (the “Bank”), which obligated Mr. Lampert to deliver to the Bank up to 235,214 Shares (or, at Mr. Lampert’s election, an equivalent amount of cash, as determined pursuant to the December Transaction #1 documentation) on the applicable settlement dates beginning June 21, 2022. In exchange for entering into December Transaction #1 and assuming this obligation, Mr. Lampert received a cash payment of $21,988,873.53 on December 9, 2021. December Transaction #1 was divided into ten individual components designated by valuation date, which are the ten trading days from June 16, 2022 through June 30, 2022, inclusively, of which the number of Shares with respect to each component is 23,521 (or 23,525 with respect to the last valuation date) (each, the “December Transaction #1 Component Share Number” for the relevant component). On December 9, 2021, Mr. Lampert pledged 235,214 Shares (the “December Transaction #1 Pledged Shares”) to secure the obligations under December Transaction #1.

Also as previously disclosed on the Form 4 filed by Mr. Lampert on December 13, 2021, on December 9, 2021, Mr. Lampert entered into a separate prepaid variable forward sale contract (“December Transaction #2”, and together with December Transaction #1, the “December Transactions”) with the Bank, which obligated Mr. Lampert to deliver to the Bank up to 39,986 Shares (or, at Mr. Lampert’s election, an equivalent amount of cash, as determined pursuant to the December Transaction #2 documentation) on the applicable settlement dates beginning June 21, 2022. In exchange for entering into December Transaction #2 and assuming this obligation, Mr. Lampert received a cash payment of $3,738,072.98 on December 9, 2021. December Transaction #2 was also divided into ten individual components designated by valuation date, which are also the ten trading days from June 16, 2022 through June 30, 2022, inclusively, of which the number of Shares with respect to each component is 3,998 (or 4,004 with respect to the last valuation date) (each, the “December Transaction #2 Component Share Number” for the relevant component). On December 9, 2021, Mr. Lampert pledged 39,986 Shares (the “December Transaction #2 Pledged Shares”, and together with the December Transaction #1 Pledged Shares, the “Pledged Shares”) to secure the obligations under December Transaction #2. Mr. Lampert retained all voting rights and dispositive power over all of the Pledged Shares during the term of the applicable pledge, subject to the Bank’s exercise of default remedies.

On the settlement date for each component (beginning on June 21, 2022), Mr. Lampert was obligated to deliver to the Bank a number of Shares determined as follows (or, at Mr. Lampert’s election, Mr. Lampert could pay an equivalent amount in cash on the applicable settlement date, as determined pursuant to the December Transaction #1 documentation or December Transaction #2 documentation, as applicable): (a) if the volume weighted average trading price per Share on the valuation date, as determined pursuant to the December Transaction #1 documentation or December Transaction #2 documentation, as applicable, for the relevant component (the “December Settlement Price”) was less than $101.4758 (the “December Floor Price”), either the December Transaction #1 Component Share Number or the December Transaction #2 Component Share Number, as applicable for the relevant component; (b) if the December Settlement Price was between the December Floor Price and $221.9782 (the “December Cap Price”), either the December Transaction #1 Component Share Number or the December Transaction #2 Component Share Number, as applicable for the relevant component, multiplied by the December Floor Price divided by the December Settlement Price; and (c) if the December Settlement Price was greater than the December Cap Price, either the December Transaction #1 Component Share Number or the December Transaction #2 Component Share Number, as applicable for the relevant component, multiplied by (1 - ((Cap Price—Floor Price), divided by the December Settlement Price)).

Accordingly, Mr. Lampert delivered a total of 212,215 December Transaction #1 Pledged Shares and 36,076 December Transaction #2 Pledged Shares to the Bank in connection with physical settlements occurring on June 21, June 22, June 23, June 24, June 27, June 28, June 29, June 30, July 1 and July 5 pursuant to the terms of the documentation of December Transaction #1 and December Transaction #2, as applicable.

On June 21, 2022, Mr. Lampert delivered 22,765 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 16, 2022 valuation date and a Settlement Price of $104.8467. On June 21, 2022, Mr. Lampert also delivered 3,869 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 16, 2022 valuation date and a Settlement Price of $104.8467.

On June 22, 2022, Mr. Lampert delivered 21,963 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 17, 2022 valuation date and a Settlement Price of $108.6726. On June 22, 2022, Mr. Lampert also delivered 3,733 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 17, 2022 valuation date and a Settlement Price of $108.6726.

On June 23, 2022, Mr. Lampert delivered 21,387 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 21, 2022 valuation date and a Settlement Price of $111.6035. On June 22, 2022, Mr. Lampert also delivered 3,635 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 21, 2022 valuation date and a Settlement Price of $111.6035.

On June 24, 2022, Mr. Lampert delivered 21,330 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 22, 2022 valuation date and a Settlement Price of $111.9003. On June 22, 2022, Mr. Lampert also delivered 3,626 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 22, 2022 valuation date and a Settlement Price of $111.9003.

On June 27, 2022, Mr. Lampert delivered 21,405 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 23, 2022 valuation date and a Settlement Price of $111.5049. On June 27, 2022, Mr. Lampert also delivered 3,638 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 23, 2022 valuation date and a Settlement Price of $111.5049.

On June 28, 2022, Mr. Lampert delivered 20,620 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 24, 2022 valuation date and a Settlement Price of $115.7544. On June 28, 2022, Mr. Lampert also delivered 3,505 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 24, 2022 valuation date and a Settlement Price of $115.7544.

On June 29, 2022, Mr. Lampert delivered 20,397 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 27, 2022 valuation date and a Settlement Price of $117.0151. On June 29, 2022, Mr. Lampert also delivered 3,467 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 27, 2022 valuation date and a Settlement Price of $117.0151.

On June 30, 2022, Mr. Lampert delivered 20,414 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 28, 2022 valuation date and a Settlement Price of $116.9176. On June 30, 2022, Mr. Lampert also delivered 3,470 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 28, 2022 valuation date and a Settlement Price of $116.9176.

On July 1, 2022, Mr. Lampert delivered 20,572 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 29, 2022 valuation date and a Settlement Price of $116.0232. On July 1, 2022, Mr. Lampert also delivered 3,497 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 29, 2022 valuation date and a Settlement Price of $116.0232.

On July 5 2022, Mr. Lampert delivered 21,362 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,525 December Transaction #1 Pledged Shares subject to the June 30, 2022 valuation date and a Settlement Price of $111.7507. On July 5, 2022, Mr. Lampert also delivered 3,636 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 4,004 December Transaction #2 Pledged Shares subject to the June 30, 2022 valuation date and a Settlement Price of $111.7507.

The description of the December Transactions herein is qualified in its entirety by the documentation of December Transaction #1 and December Transaction #2, respectively.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2022	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
Edward S. Lampert	06/08/2022	Open Market Sales	38,153	$121.7770
Edward S. Lampert	06/09/2022	Open Market Sales	20,602	$123.9846
Edward S. Lampert	06/10/2022	Open Market Sales	23,287	$120.3129
Edward S. Lampert	06/14/2022	Open Market Sales	200,617	$114.4072
Edward S. Lampert	06/21/2022	(1)	26,634	(1)
Edward S. Lampert	06/22/2022	(2)	25,696	(2)
Edward S. Lampert	06/23/2022	(3)	25,022	(3)
Edward S. Lampert	06/24/2022	(4)	24,956	(4)
Edward S. Lampert	06/27/2022	Open Market Sales	4,587	$117.5524
Edward S. Lampert	06/27/2022	(5)	25,043	(5)
Edward S. Lampert	06/28/2022	(6)	24,125	(6)
Edward S. Lampert	06/29/2022	(7)	23,864	(7)
Edward S. Lampert	06/30/2022	(8)	23,884	(8)
Edward S. Lampert	07/01/2022	(9)	24,069	(9)
Edward S. Lampert	07/05/2022	(10)	24,998	(10)
Edward S. Lampert	07/19/2022	Open Market Sales	5,000	$124.7152
Edward S. Lampert	07/25/2022	Open Market Sales	21,989	$120.5328
Edward S. Lampert	07/27/2022	Open Market Sales	200,000	$111.5390
Edward S. Lampert	07/28/2022	Open Market Sales	52,716	$117.3966

(1)

In accordance with the terms described and defined in Item 6, on June 21, 2022, Mr. Lampert delivered 22,765 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 16, 2022 valuation date and a Settlement Price of $104.8467. Mr. Lampert delivered 3,869 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 16, 2022 valuation date and a Settlement Price of $104.8467.

(2)

In accordance with the terms described and defined in Item 6, on June 22, 2022, Mr. Lampert delivered 21,963 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 17, 2022 valuation date and a Settlement Price of $108.6726. Mr. Lampert delivered 3,733 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 17, 2022 valuation date and a Settlement Price of $108.6726.

(3)

In accordance with the terms described and defined in Item 6, on June 23, 2022, Mr. Lampert delivered 21,387 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 21, 2022 valuation date and a Settlement Price of $111.6035. Mr. Lampert delivered 3,635 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 21, 2022 valuation date and a Settlement Price of $111.6035.

(4)

In accordance with the terms described and defined in Item 6, on June 24, 2022, Mr. Lampert delivered 21,330 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 22, 2022 valuation date and a Settlement Price of $111.9003. Mr. Lampert delivered 3,626 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 22, 2022 valuation date and a Settlement Price of $111.9003.

(5)

In accordance with the terms described and defined in Item 6, on June 27, 2022, Mr. Lampert delivered 21,405 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 23, 2022 valuation date and a Settlement Price of $111.5049. Mr. Lampert delivered 3,638 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 23, 2022 valuation date and a Settlement Price of $111.5049.

(6)

In accordance with the terms described and defined in Item 6, on June 28, 2022, Mr. Lampert delivered 20,620 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 24, 2022 valuation date and a Settlement Price of $115.7544. Mr. Lampert delivered 3,505 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 24, 2022 valuation date and a Settlement Price of $115.7544.

(7)

In accordance with the terms described and defined in Item 6, on June 29, 2022, Mr. Lampert delivered 20,397 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 27, 2022 valuation date and a Settlement Price of $117.0151. Mr. Lampert delivered 3,467 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 27, 2022 valuation date and a Settlement Price of $117.0151.

(8)

In accordance with the terms described and defined in Item 6, on June 30, 2022, Mr. Lampert delivered 20,414 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 28, 2022 valuation date and a Settlement Price of $116.9176. Mr. Lampert delivered 3,470 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 28, 2022 valuation date and a Settlement Price of $116.9176.

(9)

In accordance with the terms described and defined in Item 6, on July 1, 2022, Mr. Lampert delivered 20,572 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 29, 2022 valuation date and a Settlement Price of $116.0232. Mr. Lampert delivered 3,497 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 29, 2022 valuation date and a Settlement Price of $116.0232.

(10)

In accordance with the terms described and defined in Item 6, on July 5 2022, Mr. Lampert delivered 21,362 of the December Transaction #1 Pledged Shares to the Bank in connection with the physical settlement in respect of the 23,521 December Transaction #1 Pledged Shares subject to the June 30, 2022 valuation date and a Settlement Price of $111.7507. Mr. Lampert delivered 3,636 of the December Transaction #2 Pledged Shares to the Bank in connection with the physical settlement in respect of the 3,998 December Transaction #2 Pledged Shares subject to the June 30, 2022 valuation date and a Settlement Price of $111.7507.